FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of July, 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference is the following Registrant's press release:

BOS Appoints New Chairman and Approves a Cost Reduction Plan; Dated June 30,
2003.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By:   /S/  ISRAEL GAL
                                                 Israel Gal
                                                 President and CEO

Dated: July 31, 2003

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

BOS APPOINTS NEW CHAIRMAN AND APPROVES A COST REDUCTION PLAN

Teradyon, Israel - June 30, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) announced today that Mr. Edouard Cukierman has been appointed as Chairman of the Board of Directors in place of Mr. Zvi Greengold. Mr. Greengold shall remain a director of the Company and serve as Chairman of the Israeli subsidiary, Boscom Ltd.

The Company's Board of Directors has also approved the implementation of a cost reduction plan in order to improve its operational results in the second half of 2003. According to the plan, the Company will cut its R&D and marketing expenses, by closing non profitable sales offices around the world, renegotiating its supplier agreements and undergo salary cuts. The Company expects that these cuts will reduce the expenses by over $600K per quarter.

In addition, the Company announced that it received notice from the Nasdaq Listing Qualifications Panel that it has complied with all requirements set forth in the Panel's decision dated April 30, 2003, for the continued listing on the Nasdaq National Market.

The new Chairman, Mr. Edouard Cukierman, commented: "We have resolved to turn the Company profitable by the end of 2003, by focusing on the marketing of our connectivity and IP products on the one hand, and reducing costs on the other hand. We believe in Boscom's technology and intend to develop the activities of Boscom through a number of strategies, including via new financing."

Mr. Edouard Cukierman, 38, is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund, the Company's largest shareholder. He served until March 2000 as General Manager of Astra Technological Investment Ltd., the first Israeli firm listed in Paris. Edouard Cukierman is on the board of numerous High-Tech companies including VCON and MTI. He is also a board member of Lamina Technologies in Switzerland, of Compagnie Financiere Otto in Paris, a French investment house and the Vice Chairman of Citec Environnement in France. In addition, Mr. Cukierman is on the board of Sar-El, an Israeli Defense Forces volunteer organization. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.


ABOUT BOS
Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

BOS was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact Mr. David Chouchena, at Tel. +972-3-695-0666, DAVID.C@CUKIERMAN.CO.IL

Please visit our website, HTTP://WWW.BOSCORPORATE.COM

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.